                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

      For the fiscal year ended December 31, 2003,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from          to          .
                                     --------    ---------



                             COMMISSION FILE NUMBER
                                     1-9645



             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION


Report of Independent Registered Public Accounting Firm..........................................................3


Financial Statements:

Statements of Net Assets Available for Plan Benefits
  as of December 31, 2003 and 2002...............................................................................4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 2003...........................................................................5

Notes to Financial Statements....................................................................................6


Supplemental Schedules:

Schedule of Assets Held for Investment Purposes as of December 31, 2003.........................................11





                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

             Date:  June 28, 2004


             By:         /s/ Randall T. Mays
                 --------------------------------------------------------
                 Name:   Randall T. Mays
                       --------------------------------------------------
                 Title:  Executive Vice President/Chief Financial Officer
                        -------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and for the year ended December 31, 2003, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003, is presented for the purpose of additional analysis and is not a part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2003, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ THE HANKE GROUP, P.C.


San Antonio, Texas
June 18, 2004

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2003 AND 2002
--------------------------------------------------------------------------------


ASSETS                                                             2003                 2002
INVESTMENT:
Plan interest in Clear Channel Communications, Inc. -
  Master Trust                                                 $472,372,648          $316,991,443

RECEIVABLES:
Employer's contribution                                             285,086               269,307
Participants' contributions                                       1,480,581             1,203,156
                                                               ------------          ------------

Total receivables                                                 1,765,667             1,472,463
                                                               ------------          ------------

TOTAL ASSETS                                                    474,138,315           318,463,906

LIABILITIES

Administrative fees payable                                          26,256                49,622
                                                               ------------          ------------

TOTAL LIABILITIES                                                    26,256                49,622
                                                               ------------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $474,112,059          $318,414,284
                                                               ============          ============







--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 4

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net appreciation in fair value of investments          $ 82,408,504
  Dividends and interest                                    7,092,820
                                                         ------------

Total investment income                                    89,501,324

Contributions:
Employer                                                   16,495,921
Participants                                               50,324,700
Rollovers                                                   1,580,789
                                                         ------------

Total contributions                                        68,401,410
                                                         ------------

TOTAL ADDITIONS                                           157,902,734

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                              29,594,341
Administrative expenses                                       116,583
                                                         ------------

TOTAL DEDUCTIONS                                           29,710,924
                                                         ------------

Net increase before transfer of plan assets               128,191,810
Transfer of plan assets                                    27,505,965
                                                         ------------

Net increase                                              155,697,775

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                         318,414,284
                                                         ------------

End of year                                              $474,112,059
                                                         ============



--------------------------------------------------------------------------------
See notes to financial statements.                                        Page 5

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

The following description of the Clear Channel Communications, Inc. (the Company and Plan Sponsor) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS -- Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the plan sponsor's Board of Directors. The employer matching contribution was $16,495,921 for the year ended December 31, 2003.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Each year, participants may contribute up to 25% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers sponsored Company stock, one common commingled pool, and seventeen registered investment funds.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with allocations of the plan sponsor's contribution and Plan earnings and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the year ending December 31, 2003, approximately $712,574 of forfeitures was used to reduce employer contributions. There are unallocated forfeitures of approximately $30,000 as of December 31, 2003.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the plan sponsor's contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant) for contributions made after January 1, 2002.

PARTICIPANT LOANS -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate determined by the plan sponsor.

PAYMENT OF BENEFITS -- On termination of service, the Plan provides that benefits less than $5,000 will be paid by lump sum distribution or rollover. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan.

Hardship withdrawals are available to Plan participants upon approval.



--------------------------------------------------------------------------------
                                                                          Page 6

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

 3.      PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST

The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:

    o   Sponsored Company stock - quoted market price.

    o   Registered investment funds - net asset value of shares held at December
        31.

    o Common commingled pool - fair value of the underlying publicly-traded stocks.

    o   Participant loans - valued at cost which approximates fair value.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

THE PROPORTIONATE INTEREST OF THE PLAN IN THE MASTER TRUST AT DECEMBER 31, 2003 AND 2002, WAS APPROXIMATELY 90.6% AND 90.6%, RESPECTIVELY.

The following table presents the fair values of investments and investment income for the Master Trust:

                                                                    2003                  2002
Investments at fair value:

  Clear Channel Communications, Inc., stock (unitized)          $ 80,224,035          $ 67,343,100
  Registered investment funds                                    383,304,496           243,577,987
  Common commingled pool                                          48,623,212            31,223,703
  Participant Loans                                                9,359,973             7,738,452
                                                                ------------          ------------

                                                                $521,511,716          $349,883,242
                                                                ============          ============

Investment income:

Net appreciation in fair value of investments:

  Clear Channel Communications, Inc., stock (unitized)          $ 17,324,681
  Registered investment funds                                     62,498,813
  Common commingled pool                                          10,431,226
                                                                ------------

                                                                  90,254,720
  Interest and dividends                                           7,803,269
                                                                ------------

                                                                $ 98,057,989
                                                                ============



--------------------------------------------------------------------------------
                                                                          Page 7

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


4.       PLAN MERGERS

Effective January 16, 2003, all of the net assets of The Ackerley Group, Inc. Savings and Retirement Plan merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. Effective December 1, 2003, all of the net assets of WIXT TV Savings and Retirement Plan merged into the Clear Channel Communications, Inc. 401(k) Savings Plan. The net assets transferred were recorded by the Clear Channel Communications, Inc. 401(k) Savings Plan at their fair market value at the date of merger. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from the effective date of respective plan mergers through December 31, 2003. A summary of the transferred net assets follows:

Investments at fair value:

  Ackerley Group, Inc. Savings and Retirement Plan          $26,330,344
  WIXT TV Savings and Retirement Plan                         1,175,621
                                                            -----------

                                                            $27,505,965
                                                            ===========

5.      INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

                                                                    2003                 2002
         Clear Channel Communications, Inc. (unitized*)          $78,227,576          $65,754,022
         Fidelity Puritan Fund                                   $39,210,293          $36,394,878
         Fidelity U.S. Equity Index Commingled Pool              $40,664,211          $25,985,601
         Fidelity Equity-Income Fund                             $31,819,412          $18,988,698
         Fidelity Dividend Growth Fund                           $49,038,048          $33,827,334
         Fidelity Retirement Money Market Portfolio              $37,470,215          $31,652,551
         MSIFT Mid Cap Growth Portfolio - Adviser Class          $40,681,770          $24,375,051
         PIMCO Total Return Fund - Institutional Class           $27,902,362          $21,247,097
         Fidelity Low-Priced Stock Fund                          $41,986,575          $26,549,917
         Fidelity Diversified International Fund                 $28,231,052          $16,084,717

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Clear Channel Communications, Inc., stock (unitized*)          $16,919,107
Common commingled pool                                           8,726,455
Registered investment funds                                     56,762,942
                                                               -----------

                                                               $82,408,504
                                                               ===========

         *A non-registered fund comprised of the underlying Company stock and a short-term cash component.

 6.      RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The plan sponsor paid approximately $245,000 in professional fees related to the Plan for the year ended December 31, 2003.



--------------------------------------------------------------------------------
                                                                          Page 8

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


7.       PLAN TERMINATION

Although it has not expressed any intent to do so, the plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer's contributions allocated to their account.

 8.      TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2003, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 9.      SUBSEQUENT EVENTS

Effective January 1, 2004, the Plan was amended to allow for Age 50 Catch-Up employee contributions.

Effective March 15, 2004, the Fidelity Growth Company Fund was added as an investment option. The Janus Twenty Fund was eliminated and all account balances in the Janus Twenty Fund were transferred to the Fidelity Growth Company Fund effective as of the close of business on March 15, 2004. Any contribution elections to the Janus Twenty Fund as of March 15, 2004, were re-allocated to the Fidelity Growth Company Fund.

Effective March 31, 2004, the assets of the WOKR-TV 401(k) Profit Sharing and Savings Plan (WOKR Plan) were transferred into the Plan. The participants of the WOKR Plan began participating in the Plan as of December 1, 2003.

Effective July 30, 2004, the Fidelity Low-Priced Stock Fund will be closed to new participants. Those participants investing in the fund will be permitted to continue investing. Those participants who do not have a balance in this fund will not be able to invest in the fund.

10.      RISK AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.



--------------------------------------------------------------------------------
                                                                          Page 9

                              SUPPLEMENTAL SCHEDULE

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER:  74-1787539
PLAN NUMBER:  001
DECEMBER 31, 2003
--------------------------------------------------------------------------------

Schedule H, Line 4(i): Schedule of Assets Held for Investment Purposes at End of Year

                                                                  DESCRIPTION OF INVESTMENT
               IDENTITY OF ISSUER,                                INCLUDING MATURITY DATE,
               BORROWER, LESSOR OR                                    RATE OF INTEREST,                           CURRENT
                  SIMILAR PARTY                               COLLATERAL, PAR OR MATURITY VALUE                    VALUE
--------------------------------------------------     ------------------------------------------------    ----------------------
      Janus                                            Twenty Fund                                                 $  13,671,651

      MSIFT                                            Mid Cap Growth Portfolio - Adviser Class                       40,681,770

      PIMCO                                            Total Return Fund - Institutional Class                        27,902,362

      Lord Abbett                                      Mid-Cap Value Fund - Class A                                    3,041,038

*     Clear Channel Communications, Inc.               Common Stock (unitized)                                        78,227,576

*     Fidelity Management Trust Company                Puritan Fund                                                   39,210,293

*     Fidelity Management Trust Company                Equity-Income Fund                                             31,819,412

*     Fidelity Management Trust Company                Low-Priced Stock Fund                                          41,986,575

*     Fidelity Management Trust Company                Diversified International Fund                                 28,231,052

*     Fidelity Management Trust Company                Dividend Growth Fund                                           49,038,048

*     Fidelity Management Trust Company                Small Cap Stock Fund                                            1,001,224

*     Fidelity Management Trust Company                Freedom Income Fund                                               363,056

*     Fidelity Management Trust Company                Freedom 2000 Fund                                               1,040,101

*     Fidelity Management Trust Company                Freedom 2010 Fund                                              21,085,970

*     Fidelity Management Trust Company                Freedom 2020 Fund                                               6,426,207

*     Fidelity Management Trust Company                Freedom 2030 Fund                                               1,188,910

*     Fidelity Management Trust Company                Freedom 2040 Fund                                                 616,615

*     Fidelity Management Trust Company                Retirement Money Market Portfolio                              37,470,215

*     Fidelity Management Trust Company                U.S. Equity Index Commingled Pool                              40,664,211

      Participant Loans                                Various due dates with interest rates between
                                                       5% - 11.5%                                                      8,706,362
                                                                                                                   -------------
                                                                                                                   $ 472,372,648
                                                                                                                   =============


*  Denotes party-in-interest
--------------------------------------------------------------------------------
See accompanying report of independent registered
public accounting firm.                                                  Page 11

                                  EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
------   -----------
23.1     Consent of The Hanke Group, P.C.